Filed by Walter Industries, Inc., commission file number 001-13711, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hanover Capital Mortgage Holdings, Inc.

Subject Company Commission File Number: 001-13417

The following is a press release issued by Walter Industries, Inc. on November 10, 2008.

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FOR IMMEDIATE RELEASE	Investor Contact: Mark H. Tubb
November 10, 2008	Vice President - Investor Relations
813.871.4027
mtubb@walterind.com
Media Contact: Michael A. Monahan
Director - Corporate Communications
813.871.4132
mmonahan@walterind.com

WALTER INDUSTRIES, INC. ANNOUNCES FILING OF INITIAL REGISTRATION STATEMENT BY
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

(TAMPA, Fla.) - Walter Industries, Inc. (NYSE: WLT), a leading producer and exporter of U.S. metallurgical coal for the global steel industry, announced today that Hanover Capital Mortgage Holdings, Inc. (NYSE Alternext: HCM) (“Hanover”) has filed a registration statement and related proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of JWH Holding Company, LLC (“JWH Holding Company”), a wholly-owned subsidiary of Walter Industries, into Hanover.

The company surviving the merger, which will be renamed Walter Investment Management Corporation (“Walter Investment Management”), is expected to list its shares on the NYSE Alternext Exchange, formerly the American Stock Exchange, under the ticker symbol “WAC.” This filing follows Walter Industries’ Sept. 30, 2008 announcement that, immediately prior to the merger, Walter Industries plans to distribute 100 percent of its interest in JWH Holding Company to Walter Industries’ stockholders. Neither Walter nor JWH Holding Company expects to file a separate registration statement or proxy statement/prospectus in connection with the transaction.

The registration statement relating to the common stock of Hanover and Walter Investment Management expected to be issued in the merger was filed with the SEC on November 5, 2008, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Hanover Capital Mortgage Holdings, Inc.

Hanover Capital Mortgage Holdings, Inc. is a specialty finance company organized in June 1997 as a real estate investment trust, or REIT. Hanover’s principal business is to generate dividend distributions for its shareholders through net interest income from investing in mortgage loans and mortgage-backed securities. For more information about Hanover, please visit Hanover’s Web site at www.hanovercapital.com.

About JWH Holding Company, LLC

JWH Holding Company presently comprises the Financing and Homebuilding businesses of Walter Industries. The Financing business, with a $1.8 billion mortgage portfolio, services and generates substantial cash flows from its portfolio of mortgage assets and residential mortgage loans. The Homebuilding business is an “on your lot” builder of traditionally constructed homes across the south.

About Walter Industries, Inc.

Walter Industries, Inc., based in Tampa, Fla., is a leading producer and exporter of metallurgical coal for the global steel industry and also produces steam coal, coal bed methane gas, furnace and foundry coke and other related products. Walter Industries has annual revenues of approximately $1.4 billion and employs approximately 2,500 people. For more information about Walter Industries, please visit Walter Industries’ Web site at www.walterind.com.

Safe Harbor Statement

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including expressions such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “will,” and similar expressions involve known and unknown risks, uncertainties, and other factors that may cause Walter Industries’ or Hanover’s actual results in future periods to differ materially from the expectations expressed or implied by such forward-looking statements. These factors include, among others, the following: the market demand for Walter Industries’ and Hanover’s products as well as changes in costs and the availability of raw material, labor, equipment and transportation; changes in weather and geologic conditions; changes in extraction costs, pricing and assumptions and projections concerning reserves in Walter Industries’ mining operations; changes in customer orders; pricing actions by Walter Industries’ and Hanover’s competitors, customers, suppliers and contractors; changes in governmental policies and laws; further changes in the mortgage-backed capital markets; changes in general economic conditions; and the successful implementation and anticipated timing of any strategic actions and objectives that may be pursued, including the announced separation of the Financing business from Walter Industries and strategic alternatives that may be pursued related to Walter Industries’ Homebuilding business. In particular, the separation of Walter Industries’ Financing business is subject to a number of closing conditions which may be outside of Walter Industries’ control. Forward-looking statements made by Walter Industries’ in this release, or elsewhere, speak only as of the date on which the statements were made. Any forward-looking statements should be considered in context with the various disclosures made by Walter Industries and Hanover about our respective businesses, including the Risk Factors described in Walter Industries’ 2007 Annual Report on Form 10-K, the Risk Factors described in Hanover’s 2007 Annual Report on Form 10-K, and each of Walter Industries’ and Hanover’s other filings with the Securities and Exchange Commission. Neither Walter Industries nor Hanover undertakes any obligation to update its forward-looking statements as of any future date.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving JWH Holding Company, LLC and Hanover. In connection with the proposed merger and certain related transactions, Hanover filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus with the SEC, and Hanover will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Hanover and Walter Industries. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Hanover and Walter Industries, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, at Hanover’s Web site (http://www.hanovercapitalholdings.com).

Walter Industries and Hanover and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger and related transactions. Information regarding Walter Industries’ directors and executive officers is available in Walter Industries’ proxy statement for its 2008 annual meeting of stockholders and Walter Industries’ 2007 Annual Report on Form 10-K, which were filed with the SEC on March 19, 2008, and March 7, 2008, respectively, and information regarding Hanover’s directors and executive officers is available in Hanover’s proxy statement for its 2008 annual meeting of stockholders and Hanover’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 24, 2008, and April 2, 2008, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Hanover’s proxy statement/prospectus and other materials referred to in Hanover’s proxy statement/prospectus.

- WLT -